HYPE

Powered by Alta

The marketing platform every combat sports gym needs.

WEBSITE / EMAIL / SMS / PAYMENTS

Download on the App Store



9:41
Log in
Brian Marvin
Team Renzo Gracie • 3rd Degree Black Belt • RGTX RGWV
@renzograciehouston • @shoyoroll •
@monkeytape • @wedefyfoundation •
@trainalta
Create your own page
Powered by HYPE
The Marvo System by Brian
hype.co

Since inception, Alta's mission is to revolutionize the way gyms, coaches and athletes optimize their marketing, streamline payments and monetize their talents. Training MMA and martial arts is our heritage and our goal remains to transform 640 million fans into active participants. In support of our mission, in May 2024, we acquired Hype, a cutting-edge solution offering a powerful suite of marketing tools to drive customer acquisition and revenue growth, all managed through a mobile phone .

We have commenced our strategic rollout and are poised to make a significant impact, growing martial arts and combat sports communities.

Nick Langton
Alta Founder & CEO

Introducing Hype, the first super app for martial arts and combat sports gym partners, coaches and athletes

	REPLACES
Website Builder	WordPress, Squarespace, linktree
CRM and Email Marketing	HubSpot, mailchimp, flodesk
SMS Blasts	SlickText, attentive, community
1:1 Direct Messaging	Instagram, facebook Messenger
One-Time Payments	Intuit quickbooks, bill.com, Zelle, venmo
Subscriptions	Patreon, substack, OnlyFans
Analytics	Google Analytics



9:41
Laura Sanko
Anthem Snacks | Premium Meat Snacks
Anthem Snacks is a premium, veteran-owned meat snack company.
9:41
Laura Sanko
Message
Customer
Contacted me
Details
Payments
Email address
Phone number
Linked accounts
Zip code
Favorite color
9:41
Cheyenne
Hi! Thanks so much. I'm glad you're enjoying it.
Here is a 25% discount code on the items in my collection at Food52.
SMS
Thank you so much for the discount code! Will definitely be getting some more goodies from your shop!
SMS
The holidays are coming up... so I wanted to do something fun—like a giveaway!
Get a free gift with any purchase from my merch store!
Blast
Email
Email & SMS
SMS
Email
SMS

By driving revenue, reducing costs, and enhancing participant engagement Alta can provide significant value to our Gym Partners, Coaches and Athletes

Convert Social Media Followers

Allows gym owners and coaches to transform digital engagement into dedicated students.

Improved return on spend

Enables owners to bypass social media algorithms to reach their audience directly.

Simplify Payment Collection

Easily manage fees, memberships and merchandise payments.

Connect with Members

Mobile CRM allows Gym owners to send personalized emails and texts for better engagement.

Comprehensive Solution

Hype combines features from multiple established SaaS brands into one.

Hype is the bridge between IRL and digital

1 CALL TO ACTION

From IRL to FYP, Hype makes it east to convert interest into action.


Tyra Liana
Save contact info
5 Easy Ways to Start Saving

Hype Accessories

NFC and QR code business cards and stickers for IRL interactions


missjessyjess
Following
4,817 posts
453K followers
💔Jessy Jess 💔
Sportsperson
🇦🇺 NEXT FIGHT TBA🇺🇸
Former UFC, undefeated in Muay Thai
For b... more
hype.co/@jessyjess

Social Media

Follower engagement with link-in-bio and story links

Hype is a flexible microsite builder

2 WEBSITE

Followers and new connections land on your customised Hype Site.

Mobile-first website editing

Share Links and contact info, collect emails and phone numbers, and sell memberships

---

Every Hype Site gets a custom hype.co/@domain



9:41
Editor
Daniel "DC" Cormier
I WANT A DEVASTATING KNOCKOUT!
with Michael Venom Page
Style
9:41
Editor
Log in
Daniel "DC" Cormier
Arrange blocks
MMA / WRESTLING TRAINING
ALTA | Warrior Training Program
Good Guy / Bad Guy Podcast
Training Playlist
Join Mailing List
Exclusive Training Content
Save changes
Daniel "DC" Cormier
I WANT A DEVASTATING KNOCKOUT!
with Michael Venom Page
Latest Episode
See More Episodes
hype.co

Hype is a mobile-first CRM

3 CRM

Browse business connections in one place with enterprise-grade contact management.

Custom fields

Advanced filters

Opt-in compliance



9:41
Contacts
Search
Filters
Customers
Customers in NYC
Victoria Nagy
victoria.nagy@gmail.com
Cheyenne Wong
cheyenne_wong@gmail.com (797) 543-4430
Artsiom Garcia
antic_boy_76@gmail.com
Mariamawit Mambwe
intransigent_silversmith_28@gmail.com
Daniel Wong
mannered_musician_69@gmail.com
Jakub Kazlauskas
(685) 715-6380
Georgi Murphy
georgi.murphy@gmail.com (685) 715-6380
9:41
Laura Sanko
Message
Customer
Contacted me
+2 more
Contact information
Email
antic_boy_76@gmail.com
Send opt-in notification
Phone number
Memberships
No active memberships yet
Additional information
9:41
Filters
Reset
Search contacts
Segments
Customers
Customers in New York
Contact me
Engagement
Last visit
Pageviews in Last 30 days
Paywalls seen in last 30 days
Profile
Email
Email verified
Phone number
Phone number verified

Hype is multi-channel messaging

4 Messaging

Send emails and text messages in 1:1 conversations or as campaign blasts to targeted segments.

Get a toll-free business phone number

Unlimited emails starting at $9/month

View customer emails and texts in one place

Send via email and SMS at the same time


9:41
Messages
All
Direct messages
Blasts
Get a new number
Get a dedicated phone number for texting your professional contacts and customers.
Get started
I'll do it later
Just exploring? Send a test message
9:41
Messages
All
Direct Messages
Blasts
Cheyenne Wong
Thursday
Hi! Are you still sold out in size small? Would love to order.
Blast to 500 contacts
Thursday
Friends, Our Summer Sale is now live!! Use code: Summer25 to sav...
Blast to 500 contacts
Thursday
Hey Waitlisters... Great news! Our best selling tees are back in stoc...
Artisiom Garcia
Thursday
Love it! Thank you so much. I'll use the coupon today.
Jeremy
Thursday
JA
Is there any way to add 3 more shirts to my order?
Blast to 500 contacts
Thursday
Soooo...good news: I've been working hard on my next cookbo...
(***) *** - 9049
Thursday
9:41
Drafts
To
Cheyenne Wong
SMS sent to US & CA only
Fri, April 15, 2:00pm
Hi! Thanks so much. I'm glad you're enjoying it.
Email & SMS
SMS
Email
SMS
123
space
return

Hype is payment processing, made simple

5 Payments

Direct payment links to collect subscriptions and tips.

Single-page checkout

Self-serve subscription management

Apple Pay and Google Pay support

Customers can save payment methods to use with any business on Hype


9:41
@ashleyr
Hide summary
Order Summary
Premium Subscription
$79.99
Billed Annually
Renews Jan 23, 2024
Change subscription
Due today
$79.99
Contact Info
Phone
Email
+1
Continue to checkout
OR USE
Apple
Google
Additional Info
AA
pay.hype.co

With Hype, Alta can drive new subscription revenue by targeting Gyms, Coaches and Athlete Influencers

45,000 +

Combat Sports Gyms in the US



Log in
10th Planet Austin
Martial Arts School based out of Austin Texas
Save contact info
Become a member
View available plans
Get directions
Create your own page
Powered by HYPE

Coaches



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Brian Marvin
Team Renzo Gracie • 3rd Degree Black Belt • RGTX RGWV
@renzograciehouston • @shoyoroll • @monkeytape • @wedefyfoundation • @trainalta
Create your own page
Powered by HYPE
The Marvo System by Brian

+

Athlete Influencers



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missjessyjess
NEXT FIGHT TBA
For business inquiries, please contact
matt@mkhustle.com
@csagym @monsterenergy @harleydavidson
@freddinhoij
WEEK 4
Create your own page
Powered by HYPE

Delivered as a SaaS subscription priced up to $299 USD per month, with up to 5% collected on all transactions, Hype delivers 'Earning' tools for gyms and coaches to monetize their online presence and grow their brand.

Source: Martial Arts Studios in the US - Market Size, Industry Analysis, Trends and Forecasts (2023-2028) IBISWorld.

With a range of subscription tiers to cater for varying gym sizes plus individual users across the combat sports industry

Free	Lite	Essentials	Community	Scale
Start your online journey with a versatile link-In-bio website. Finally the foundation for brand presence without any cost. Perfect for beginners!	Where effective brand communication begins. Lite provides the key tools for controlling your digital presence.	Essentials is how you enhance your digital footprint & start your community led growth & monetization strategy.	Harness the power of your community with our comprehensive digital suite. Unlock unique design features to drive incremental revenue growth and amplify your business success!	Never worry about scaling challenges again. Comprehensive tools for associations or franchises. Maximising consistent community led growth in multiple locations.
$0 /Month	**$9** /Month	**$39** /Month	**$99** /Month	**$299** /Month

Alta also collects a transaction fee of up to 5% across all transactions processed through the platform.

Hype will also enhance customer acquisition and retention across Alta Global Group products and subscription tiers

Builds the Sales Funnel

Converts socially generated leads into Alta's sales funnel more effectively.

Improved ROI

Enhances lead conversion rates and ROI.

Maximise Social Reach

Leverages gym and coach social reach to drive Alta subscription sales.

Strengthens Partnerships

Fosters deeper engagement between Alta, gym partners, and coaches.

Cross-sell Opportunities

Facilitates cross-selling of other products and services.

Transaction Fees

Generates transaction fees in addition to subscription revenues.

Hype delivers a more immediate monetization opportunity by providing tools for gym owners to monetize their online presence through their existing products, whilst scheduling high-value Alta program products.

We have commenced our rollout, focusing initially on California and Texas with positive traction to date



HYPE
Gilbert Melendez
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Prize Fighter Gym Owner Analyst Commentator @skrappack @elninotrainingcenter #SkrapPack #graciefighter #AJJ #SantaAna #SanFrancisco #Cali #SkaryKeri
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Powered by HYPE
Daniel "DC" Cormier
Claim this page
#UFCHeavyweightChamp #UFCLightHeavyweightChamp #StrikeforceChampion #2xOlympian #WeAreAKA #ESPN #DC @pokeog #halloffamer
Create your own page
10th Planet Austin
Martial Arts School based out of Austin Texas
Save contact info
Become a member
View available plans
Get directions
Create your own page
Powered by HYPE
Brian Marvin
Team Renzo Gracie • 3rd Degree Black Belt • RGTX RGWV
Create your own page
Powered by HYPE
The Marvo System by Brian
missjessyjess
Create your own page
Powered by HYPE


Turn first impressions
into revenue.
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